RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2007

(Unaudited)

The Company’s auditor has not performed a review of these
 Interim Consolidated Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	September 30	December 31
	Unaudited	Audited
	2007	2006
Assets
Current assets
Cash and cash equivalents	$11,077,374	$7,233,680
Temporary investments (note 5)	11,970,955	4,019,398
Amounts receivable	1,492,928	1,218,865
Prepaid expenses	61,890	28,748
	24,603,147	12,500,691

Investment in companies spun-off (note 6)	508,153	2,147,933
Equipment (note 7)	127,636	89,450
Other Investments (note 8)	3,060,075	1,435,227
Mineral property costs (note 9)	64,259,185	15,712,278
	$92,558,196	$31,885,579

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,870,020	$824,066
Income tax payable	67,000	152,000
	1,937,020	976,066

Future income taxes	14,794,143	-
Shareholders’ equity
Share capital (note 10(a))	93,356,956	47,991,901
Contributed surplus (note 10(b))	2,789,988	2,547,075
Deficit	(21,215,564)	(19,629,463)
Accumulated other comprehensive income (note 11)	895,653	-
Accumulated comprehensive loss	(20,319,911)	(19,629,463)
	75,827,033	30,909,513
	$92,558,196	$31,885,579

See accompanying notes to the consolidated financial statements
Commitments (note 13)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2007	2006	2007	2006
Expenses
Amortization	$14,733	$5,026	$30,457	$13,080
Consulting	14,083	28,999	68,687	78,114
Foreign exchange (gain) loss	34,486	110	61,733	22,455
General mineral exploration	30,216	37,088	61,888	203,611
Investor relations	77,495	194,833	291,795	363,348
Office	25,444	50,097	115,660	128,321
Professional fees	85,783	49,450	323,241	197,585
Rent	11,893	21,450	40,253	63,015
Salaries	237,338	168,055	748,511	533,190
Stock-based compensation (note 10(b))	39,798	56,017	299,764	211,134
Telephone	4,276	7,433	10,190	17,629
Toquima IPO costs	-	-	-	2,484
Re-organization costs	-	240,067	64,691	749,128
Transfer agent and regulatory filing fees	38,946	30,631	109,838	80,662
Travel and accommodation	62,299	18,466	105,816	31,281
Write-off of mineral property costs	-	258,823	10,864	258,823

Loss before other items	(676,790)	(1,166,545)	(2,343,388)	(2,953,860)
Interest and miscellaneous income	218,638	130,740	648,211	265,005
Option and administration fees in excess of property costs	124,389	-	143,100	-
Gain on sale of investments	(11,687)	135,929	38,209	235,518
Gain on settlement of debt	-	-	-	13,519
Loss on equity investment	(13,713)	(167,438)	(75,938)	(1,338,877)
Current income tax expense	-	(149,000)	-	(149,000)
Future income tax recovery (note 10(a))	3,705	-	3,705	477,400
Allocation of subsidiary’s loss to minority interest	-	-	-	16,751

Net loss for the period	(355,458)	(1,216,314)	(1,586,101)	(3,433,544)
Deficit, beginning of the period	(20,860,106)	(18,058,773)	(19,629,463)	(15,841,543)
Deficit, end of the period	$(21,215,564)	$(19,275,087)	$(21,215,564)	$(19,275,087)

Basic and diluted loss per common share	$(0.00)	$(0.02)	$(0.01)	$(0.05)
Weighted average number of common shares outstanding	142,117,874	76,612,112	108,815,202	72,399,617

See accompanying notes to the consolidated financial statements

UBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2007	2006	2007	2006

Net loss for the period	$(355,458)	$(1,216,314)	$(1,586,101)	$(3,433,544)

Other comprehensive income (loss) in the period
Fair value adjustment to financial instruments
Temporary investments	(25,392)	-	(43,215)	-
Investments in public company shares	1,561,434	-	1,288,298	-
Change in fair value of investment in spun-off companies	72,847	-	(557,983)	-
	1,608,889	-	687,100	-
Comprehensive loss for the period	$1,253,431	$(1,216,314)	$(899,001)	$(3,433,544)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2007	2006	2007	2006
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(355,458)	$(1,216,314)	$1,586,101)	$3,433,544)
Adjustment for items which do not involve cash:
Amortization	14,733	5,026	30,457	13,080
Stock-based compensation in administration	39,798	56,017	299,764	211,134
Write-off of mineral property costs	-	258,823	10,865	258,823
Gain on sale of investments	(813)	(135,929)	(38,209)	(235,518)
Settlement gains and non-cash expenses	-	-	90,000	(13,519)
Loss on equity investment	13,713	167,438	75,938	1,338,877
Future income tax recovery	(3705)	-	(3,705)	(477,400)
Allocation of subsidiary’s loss to minority interest	-	-	-	(16,751)
	(291,732)	(864,939)	(1,120,991)	(2,354,818)
Changes in non-cash working capital components:
Prepaid expenses	38,729	5,288	(33,142)	(41,202)
Amounts receivable	209,937	(1,050,760)	(400,313)	(531,501)
Accounts payable and accrued liabilities	(445,703)	(471,771)	532,541	111,702
Income taxes payable	(85,000)	149,000	(85,000)	149,000
	(573,769)	(2,233,182)	(1,106,905)	(2,666,819)
Investing Activities*
Temporary investments	9,952,328	(2,945,535)	(7,994,773)	(2,945,535)
Mineral property costs	(2,376,485)	(946,738)	(7,479,088)	(2,737,002)
Purchase of investments and equipment	(43,803)	(13,274)	(92,833)	(903,413)
Proceeds on sales of investments and equipment	200,798	76,911	272,690	439,842
Proceeds on exercise of Africo options and warrants	492,738	-	1,128,163	-
Cash reduction on subsidiary disposition	-	(1,575)	-	(1,575)
	8,225,576	(3,830,211)	(14,165,841)	(6,147,683)
Financing Activities*
Common shares issued and subscriptions received	949,279	441,600	17,323,660	13,828,406
Share issue costs	(1,562)	-	(331,424)	(876,764)
Advances from partners and others	-	(376,003)	-	-
Recovery of property costs incurred	920,733	697,930	2,025,943	1,742,082
Management and administration fees received	55,607	27,153	98,260	75,955
	1,924,057	790,680	19,116,439	14,769,679
Net cash (used) provided during the period	9,575,864	(5,272,713)	3,843,693	5,955,177
Cash and cash equivalents, beginning of the period	1,501,509	14,038,393	7,233,680	2,810,503
Cash and cash equivalents, end of the period	$11,077,373	$8,765,680	$1,077,373	$8,765,680

During the 9 month period the Company received $452,000 (2006 – $265,005) in interest and paid $730 (2006 - $5,394) in interest.  *Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 14.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance September 30 2007
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,651,540	$75,000	$-	$3,726,540
Exploration costs:
Geological and geochemical	1,644,349	50,537	-	1,694,886
Drilling	6,003,586	1,919,116	-	7,922,702
Geophysical	101,147	-	-	101,147
Travel and accommodation	193,588	13,377	-	206,965
Other	32,056	4,022	-	36,078
	11,626,266	2,062,052	-	13,688,318

Other Red Lake Properties
Acquisition and option payments	534,361	61,000	(39,200)	556,161
Exploration costs:
Geological and geochemical	1,184,316	112,695	(9,409)	1,287,602
Drilling	666,811	1,042,361	(1,037,872)	671,300
Geophysical	280,310	-	(10,506)	269,804
Travel and accommodation	91,519	14,310	(3,670)	102,159
Other	40,895	13,386	(914)	53,367
Administration fees (earned)	(525,810)	-	(61,405)	(587,215)
	2,272,402	1,243,752	(1,162,976)	2,353,178

McCuaig JV Project
Acquisition and option payments	119,890	6,000	-	125,890
Exploration costs:
Geological and geochemical	451,042	29,305	(5,115)	475,232
Drilling	1,146,232	1,542,852	(614,384)	2,074,700
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	5,397	(2,159)	35,430
Other	2,000	-	-	2,000
Administration fees (earned)	(27,635)	-	(36,856)	(64,491)
	1,751,146	1,583,554	(658,514)	2,676,186

English Royalty Division
Acquisition and option payments	-	448,847	(448,847)	-
Exploration costs:
Geological and geochemical	53,238	332	(53,570)	-
Travel and accommodation	9,119	-	(9,119)	-
Other	107	-	(107)	-
	62,464	449,179	(511,643)	-

 See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance September 30 2007
U.S.A.
ALASKA
Alaska Properties
Acquisition and option payments (note 2 and 9)	$-	$37,200,392	$-	$37,200,392
Exploration costs:
Geological and geochemical	-	726,242	-	726,242
Drilling	-	1,368,633	-	1,368,633
Geophysical	-	-	-	-
Travel and accommodation	-	8,503	-	8,503
Other	-	60,968	-	60,968
	-	39,364,738	-	39,364,738

NEVADA
Nevada Properties
Acquisition and option payments (note 2 and 9)	-	6,176,343	-	6,176,343
Exploration costs:
Geological and geochemical	-	-	-	-
Drilling	-	-	-	-
Geophysical	-	-	-	-
Travel and accommodation	-	-	-	-
Other	-	422	-	422
Administration fees (earned)	-	-	-	-
	-	6,176,765	-	6,176,765

Mineral Property Costs	$15,712,278	$50,880,040	$(2,333,133)	$64,259,185

Write-offs and recoveries of $(2,333,133) are composed of write-offs of $(10,864) and recoveries from joint venture partners and property optionees of $(2,322,269).

 See accompanying notes to the consolidated financial statements

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	MCEWEN PROPERTY ACQUISITION AND FINANCING

On February 24, 2007 the Company signed a letter of intent (the “Letter of Intent”) to enter into an agreement (the “McEwen Agreement”) with Robert McEwen (“McEwen”), Evanachan Limited, Lexam Explorations Inc. and McEwen Capital Corp. (companies controlled by McEwen) pursuant to which the Company acquired from Evanachan Limited, two property groups totaling approximately 535,000 acres in Alaska and from Lexam Explorations Inc., a 225,000 acre property in the northeastern part of Nevada, extending into Utah.  The purchase price totaled $28 million consisting of 40 million common shares of the Company at a deemed price of $0.70 per share.  (See note 9 for acquisition details).  In addition, McEwen made a private placement in the Company for $10 million and arranged a further $5 million private placement by other persons for total proceeds of $15 million.  The placements totaled 21.4 million units consisting of 1 common share and ½ of 1 warrant, exercisable for two years at $1.50 per whole warrant.  McEwen and the associated companies, will have a pro-rata right of first refusal on all future equity or debt financings as long as he controls greater than 10% of the issued and outstanding capital of the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2006.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2006.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc., Rubicon Nevada Corp. and, to July 13, 2006, its 64% owned subsidiary, Toquima Minerals Corporation.  The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment.  Upon completion of the Plan of Arrangement, in December of 2006, Africo Resources Ltd. ceased to be an investment of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective January 1, 2007, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

4.  CHANGES IN ACCOUNTING POLICIES(continued)

owners.  Commencing with this period, statements of other comprehensive income are included with the financial statements.  The statement of other comprehensive income lists unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

Financial Instruments

Effective January 1, 2007, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.  No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required.  The company’s financial instruments and classifications are noted below.

Cash equivalents, temporary investments and assets and liabilities associated with options and warrants that are based on companies other than Rubicon have been classified as available-for-sale.  Commencing January 1, 2007, investments in public companies have been classified as available for sale and as such were revalued to market on January 1, 2007.  These instruments will be re-valued to market at each succeeding period end.  New acquisitions will be immediately revalued to market.  Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders’ equity.

Changes recorded by the company at January 1 are as follows:

	Financial instrument classification	Carrying Value January 1, 2007	Unrealized Gain (Loss) booked to accumulated other comprehensive income	Fair Value January 1, 2007
Temporary investments	Available for sale	$4,019,398	$-	$4,019,398
Investments in public companies (1)	Available for sale	$957,178	$208,553	$1,165,731
Assets relating to options/warrants of spun-off companies	Available for sale	$2,147,933	$-	$2,147,933

1. The new standard does not apply to equity accounted investments and as such the Company’s investment in Constantine Metal Resources Ltd. was excluded from the above adjustment.  This investment had a carrying value of $478,049 at January 1, 2007 and a fair value of $782,494.  On July 10, 2007, the investment in Constantine ceased to qualify as an equity investment and its carrying value was adjusted to its fair value amount of $1,578,395.

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

5.	TEMPORARY INVESTMENTS

Temporary investments consist of banker’s acceptances maturing between October 10, 2007 and December 14, 2007 and a Government of Canada bond maturing December 1, 2007, with an aggregate carrying value and fair value of $11,970,955 on September 30, 2007.  Effective interest rates are between 4.04% and 4.45%.

6.	INVESTMENT IN COMPANIES SPUN-OFF

The investment in companies spun-off represents the fair value of Rubicon’s rights acquired under the Rubicon Plan of Arrangement of December 2006, wherein the spun-off companies agreed to maintain the rights of Rubicon option and warrant holders by settling with their own shares a pro-rata portion of any exercise, for a pro-rata portion of the exercise price.  In the case of Africo Resources Ltd., any exercise proceeds will be returned to Rubicon.  Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date.  As Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to expired warrants and options.  As at September 30, 2007 all warrants outstanding at the Plan of Arrangement had been exercised or had expired.

7.	EQUIPMENT

			September 30 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and fixtures	$76,771	$47,564	$29,207	$33,011
Computer equipment	105,689	60,274	45,415	33,919
Leasehold improvements	12,291	1,383	10,908	-
Software	69,135	27,029	42,106	22,520

	$263,886	$136,250	$127,636	$89,450

8.	OTHER INVESTMENTS

The Company owns common shares in public companies as follows:

	September 30, 2007		December 31, 2006
	Carrying Value	Market Value	Carrying Value	Market Value

Shares in public companies	$3,060,075	$3,060,075	$1,435,227	$1,948,225

1.
Constantine Metal Resources Ltd. ceased to be an equity method investment on July 10, 2007 and was categorized as an available for sale financial instrument at that date, with carrying value adjusted to market value. See note 4. All public company market values were based on quoted prices in an active market.

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

9.	PROPERTY INTERESTS

The following is a summary of changes in the principal property interests of the Company during the 9 month period.

ALASKA, USA

Alaska Properties

Pursuant to the McEwen Agreement which closed on May 18, 2007, the Company acquired 100% of the outstanding shares of McEwen Capital Corp. (renamed Rubicon Alaska Holdings Inc. and hereinafter referred to as “RAH Inc.”) The results of RAH Inc.’s operations have been included in the consolidated financial statements since February 24, 2007, the date of the Letter of Intent and the date the Company commenced financing the operations of the acquisition.  The aggregate purchase price was $22 million consisting of 31,428,571 common shares of the Company at a deemed price of $0.70 per share.  The share value was determined based on the average of the closing price of the Company’s shares on the TSX on the 5 days prior to date of the Letter of Intent.  In addition, the Company incurred $426,387 in acquisition costs which were capitalized with the purchase.

The following table summarizes the assets acquired and liabilities assumed on the date of the acquisition:

Mineral properties	$37,155,461
Future income tax liability	(14,729,074)
Total cost	$22,426,387

Consisting of:
Common shares issued at $0.70	$22,000,000
Other acquisition costs	426,387
Total cost	$22,426,387

The sole assets of RAH Inc. consisted of two mineral claim groups in the Goodpaster Mining District of Alaska.  At the date of the acquisition, RAH Inc. had tax deductible mineral pools of only approximately $1.2 million resulting in a future tax liability of $14,729,074 inherent in the purchase, on a consolidated basis.

The two claim groups are further described as follows:

New Horizon Claims

Pursuant to the McEwen Agreement, the Company acquired a 100% interest in the New Horizon Claims covering approximately 330,000 acres in the Goodpaster Mining District of Alaska.  These claims had been previously acquired by RAH Inc. through staking.

Rimfire Option Properties

Pursuant to the McEwen Agreement, the Company acquired an option granted by Rimfire Minerals Corporation (“Rimfire”) to acquire up to a 70% interest, subject to underlying royalties, in certain mineral claims, covering approximately 182,200 acres, in the Goodpaster Mining District of Alaska.  Pursuant to the terms of this option agreement, the Company can earn a 60% interest in the property by expending US $4.8 million on the property over a five and half year period as follows (including expenditure made prior to the acquisition):

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

9.      PROPERTY INTERESTS(Continued)

(a)  US $750,000 before November 27, 2007 (committed) - US $1.2 million paid;
(b)                 an aggregate of US $1,500,000 on or before November 27, 2008;
(c)                 an aggregate of US $2,250,000 on or before November 27, 2009;
(d)                 an aggregate of US $3,000,000 on or before November 27, 2010;
(e)                 an aggregate of US $3,800,000 on or before November 27, 2011; and
(f)                 an aggregate of US $4,800,000 on or before November 27, 2012.

The Company may earn a further 10% interest by completing a feasibility study and at Rimfire’s election, may obtain an additional 5% interest by providing a project financing loan repayable from Rimfire’s cash flows from production.

Pursuant to the McEwen agreement, the Company became committed to spend $5 million on the Alaska properties before May 18, 2009 including sufficient funds to maintain the Rimfire option in good standing to May 18, 2008.

NEVADA-UTAH, USA

Nevada – Utah Properties

Pursuant to the McEwen Agreement, the Company acquired an approximately 225,000 acre land package, predominantly in Elko County, Nevada and extending into Box Elder County Utah for 8,571,429 common shares of the Company, valued at $0.70 per share for total consideration of $6 million.  In addition the Company incurred $106,182 of acquisition costs which were capitalized with the acquisition.  The majority of the land is 100% owned subject to certain royalty interests.

Pursuant to the McEwen agreement, the Company became committed to spend $500,000 on the Nevada-Utah properties before May 18, 2008.

10.	SHARE CAPITAL

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	9 Months Ended September 30, 2007			Year Ended December 31, 2006
	Number of Shares	$		Number of Shares	$
Balance, beginning of period	76,810,525		47,991,901	66,179,524		45,610,692
Private placements (1)	21,428,564		14,668,571	7,640,560		10,431,265
Mineral properties	40,000,000		28,000,000	101,000		130,720
Stock options exercised (2)	1,531,374		1,435,615	760,628		1,114,599
Warrants, and agents options exercised (3)(5)	3,152,792		1,260,869	2,128,813		1,779,452
Spin-off of companies	-		-	-		(10,597,427)
Flow-through renunciation (4)	-		-	-		(477,400)

Balance, end of period	142,923,255		93,356,956	76,810,525		47,991,901

1.	Net of issue costs of $331,424 (2006 full year – 876,764).
2.	Inclusive of the original $368,020 (2006 full year - $297,314) fair value of these options re-allocated from contributed surplus to share capital on exercise.
3.	Inclusive of the original $4,799 (2006 full year $37,205) fair value of agents options re-allocated from contributed surplus to share capital on exercise.

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

4.	10. SHARE CAPITAL (continued)

5.
The Company renounced $1.4 million of flow- through expenditures in March 2006 to investors with an effective date of December 31, 2005.  Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation.  The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million.

6.	Inclusive of 297,914 shares issued to the Company on exercise of forfeited plan of arrangement stapled warrants. None of these shares have been re-sold.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	9 Months Ended September 30, 2007		Year Ended December 31, 2006
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of period	3,798,748	.73		4,815,000		1.10
Granted	1,260,000	1.09		40,000		1.70
Exercised	(1,531,374)	.71		(760,628)		1.07
Expired/Cancelled	(183,124)	.86		(295,624)		1.22

Outstanding at end of period (1 and 2)	3,344,250	.87		3,798,748		0.73

(1)	At September 30, 2007, the weighted-average remaining contractual life of stock options outstanding is 3.18 years (December 31, 2006 –2.32).
(2)	In December, 2006, pursuant to the plan of arrangement, all outstanding options were replaced with new options, at an exercise price of 65% of the original price.

The following is a summary of changes in contributed surplus.

	9 Months Ended September 30, 2007	Year Ended December 31, 2006
Balance at beginning of period	$2,547,075	$2,623,780
Stock-based compensation - Administration	299,764	220,964
Stock-based compensation – Mineral property costs	89,688	22,062
Fair value adjustments on options/warrants granted by spun-off companies	226,280	(22,417)
Fair value of stock options allocated to shares issued on exercise	(372,819)	(297,314)
Balance at end of period	$2,789,988	$2,547,075

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months Ended September 30, 2007	Year Ended December 31, 2006
Risk-free interest rate (%)	4.09%	4.27%
Expected life (years)	5 years	5 years
Expected volatility (%)	63.2%	50%
Expected dividend yield (%)	0%	0%

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

10.           SHARE CAPITAL(continued)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c)      Summary of stock options outstanding:

September 30, 2007
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
			$	Years
Stock Options	100,000	0.44		3.0
	150,000	0.48		3.0
	200,000	0.56		3.3
	865,000	0.74		4.3
	20,000	0.76		6.1
	1,307,000	0.77		2.4
	141,250	0.79		2.3
	210,000	0.96		1.4
	6,000	1.11		3.6
	95,000	1.68		4.9
	150,000	1.90		4.8
	100,000	2.55		4.5

Total Stock Options	3,344,250	$0.87		3.2

d) Summary of warrants outstanding:

September 30, 2007
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
Warrants	10,714,271	$1.50	1.88 years

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

11.  ACCUMULATED OTHER COMPREHENSIVE INCOME

2007
Adjustments to January 1, 2007 opening balance:
Unrealized gains on investments in public company shares	208,553
Accumulated other comprehensive income, January 1, 2007	208,553

Other comprehensive income for the period	687,100

Accumulated other comprehensive income, September 30, 2007	895,653

Components of accumulated other comprehensive income, September 30, 2007

Unrealized losses on temporary investments	(43,215)
Unrealized gains on investments in public company shares	1,496,851
Unrealized losses on the Company’s option asset relating to spun-off companies	(557,983)

895,653

12.  RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2007, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $729,706 (2006 - $641,003).  As at September 30, 2007, this law firm is owed $91,324 (2006 - $687,186).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at the period-end, had one common director (two at December 31, 2006) and shared the CFO and office support staff.  In addition, the CEO of Paragon provides management services to Rubicon on a part time basis.

As at September 30, 2007, Paragon owed the Company $20,433, for shared and reimbursable costs.  This balance is included in amounts receivable net of $4,899 owing to Paragon for expense reimbursements.

All the above transactions with Paragon were in the normal course of business and were recorded at fair values.

13.  COMMITMENTS

At September 30, 2007, the Company has $244,366 in remaining lease payments for the use of its Vancouver office to September, 2010.

In addition to the property expenditure commitments for Alaska and Nevada properties, listed in note 9, pursuant to the McEwen Agreement, the Company agreed to spend $5 million on its Red Lake properties before May 18, 2008.

        RUBICON MINERALS CORPORATION

        Notes to the Consolidated Financial Statements – Unaudited

        September 30, 2007

        (Stated in Canadian Dollars)

13.           COMMITMENTS (continued)

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.           SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the 9 month period ended September 30, 2007, the Company issued 40 million (2006 full year – 101,000) common shares at a value of $28 million (2006 full year - $130,720) for mineral properties, and received common shares of other companies valued at $198,063 (2006 full year - $1,833,570) pursuant to the terms of property agreements and in 2006, the Toquima plan of arrangement. Included in accounts payable and accrued liabilities at September 30, 2007 is $1,328,295 (December 31, 2006 - $441,893) of mineral property costs.

15.           SUBSEQUENT EVENT

On October 25th the Company signed an agreement with Research Capital Corporation for a bought deal private placement for 4,651,200 flow-through common shares at a price of $2.15 per share for aggregate proceeds of $10,000,080.  The price of $2.15 represents a 21% premium over the prior day’s closing market price of $1.78.  The underwriter will receive a commission amounting to 7% of the value of the financing payable in common shares of the Company at a value of $1.78 per share for a total of 393,261 common shares.  In addition, the Directors of the Company have authorized a further non-brokered private placement of up to 186,047 flow-through shares to other investors at a price of $2.15 per share, for further proceeds of $400,000.  The non-brokered financing is not subject to a commission.  Completion of the financing is subject to final approvals.

Under the terms of the subscription agreements all funds from the financing will be spent on Canadian exploration expenditures on the Company’s Ontario properties before the end of 2008.  These expenditures will be renounced to the investors for the 2007 taxation year.